Exhibit 99.3

21 May 2012

James Hardie Industries SE

Results for the 4th Quarter and Full Year Ended 31 March 2012

	Three Months and Full Year Ended 31 March
US GAAP - US$ Millions	Q4 FY12		Q4 FY11		% Change	FY12		FY11		% Change

Net Sales
USA and Europe Fibre Cement		$220.7		$197.7	12		$862.0		$814.0	6
Asia Pacific Fibre Cement		88.6		90.7	(2)		375.5		353.0	6

Total Net Sales		$309.3		$288.4	7		$1,237.5		$1,167.0	6
Cost of goods sold		(213.7)		(191.5)	(12)		(830.5)		(775.1)	(7)

Gross profit		95.6		96.9	(1)		407.0		391.9	4
Selling, general and administrative expenses		(48.9)		(43.0)	(14)		(191.0)		(173.4)	(10)
Research & development expenses		(8.8)		(8.4)	(5)		(30.4)		(28.0)	(9)
Impairment charge		(14.3)		—	—		(14.3)		—	—
Asbestos adjustments		(31.0)		5.3	—		(15.8)		(85.8)	82

EBIT		(7.4)		50.8	—		155.5		104.7	49
Net interest expense		(3.7)		(1.1)	—		(7.4)		(4.4)	(68)
Other income (expense)		3.5		0.9	—		3.0		(3.7)	—

Operating (loss) profit before income taxes		(7.6)		50.6	—		151.1		96.6	56
Income tax benefit (expense)		488.3		(52.4)	—		453.2		(443.6)	—

Net operating profit (loss)		$480.7		$(1.8)	—		$604.3		$(347.0)	—

Earnings (loss) per share - diluted (US cents)		109.8		(0.4)	—		138.0		(79.7)	—

Volume (mmsf)
USA and Europe Fibre Cement		351.2		308.8	14		1,331.8		1,248.0	7
Asia Pacific Fibre Cement		94.1		102.1	(8)		392.3		407.8	(4)

Average net sales price per unit (per msf)
USA and Europe Fibre Cement	US$	628	US$	640	(2)	US$	647	US$	652	(1)
Asia Pacific Fibre Cement	A$	891	A$	883	1	A$	916	A$	916	—

	Full Year Ended 31 March
US$ Millions	FY12	FY11	% Change

Net cash provided by operating activities	$387.2	$147.2	—

Excluding:
Contribution to AICF	51.5	63.7	(19)
ATO cash refund	(396.3)	—	—
Restricted cash - April 2012 contribution to AICF	138.7	—	—
Net cash provided by operating activities excluding contributions to AICF and ATO cash refund	$181.1	$210.9	(14)

In this Management’s Analysis of Results, James Hardie may present financial measures, sales volume terms, financial ratios, and Non-US GAAP financial measures included in the Definitions section of this document starting on page 15. The company presents financial measures that it believes are customarily used by its Australian investors. Specifically, these financial measures, which are equivalent to or derived from certain US GAAP measures as explained in the definitions, include “EBIT”, “EBIT margin”, “Operating profit” and “Net operating profit”. The company may also present other terms for measuring its sales volume (“million square feet” or “mmsf” and “thousand square feet” or “msf”); financial ratios (“Gearing ratio”, “Net interest expense cover”, “Net interest paid cover”, “Net debt payback”, “Net debt (cash)”); and Non-US GAAP financial measures (“EBIT excluding asbestos, asset impairments and ASIC expenses”, “EBIT margin excluding asbestos, asset impairments and ASIC expenses”, “Net operating profit excluding asbestos, asset impairments, ASIC expenses and tax adjustments”, “Diluted earnings per share excluding asbestos, asset impairments, ASIC expenses and tax adjustments”, “Operating profit before income taxes excluding asbestos and asset impairments”, “Effective tax rate excluding asbestos, asset impairments and tax adjustments”, “EBITDA” and “General corporate costs excluding ASIC expenses and domicile change related costs”). Unless otherwise stated, results and comparisons are of the 4th quarter and the full year of current fiscal year versus the 4rd quarter and full fiscal year of the prior fiscal year.

Management’s Analysis of Results: James Hardie – 4th Quarter and Full Year FY12	1

Total Net Sales

Total net sales for the quarter increased 7% compared to the prior corresponding quarter from US$288.4 million to US$309.3 million. For the full year, total net sales increased 6% from US$1,167.0 million to US$1,237.5 million. The increase in total net sales for both the quarter and full year reflected higher sales volume from the USA and Europe Fibre Cement segment, partially offset by a lower average net sales price. Revenue was also favourably impacted by an appreciation of the Asia Pacific currencies against the US dollar, compared to the prior corresponding periods.

USA and Europe Fibre Cement

Quarter

Net sales increased 12% from US$197.7 million to US$220.7 million due to higher sales volume, which increased 14% from 308.8 million square feet to 351.2 million square feet due to strong performance within the fibre cement category as well as share growth in the northern markets, partially offset by a reduction in the average net sales price.

The average net sales price decreased 2% from US$640 per thousand square feet in the prior corresponding quarter to US$628 per thousand square feet. The reduction in the average net sales price was primarily a result of the Company selling a higher proportion of its mix to the more price-sensitive portion of the market than in the prior period, including multi-family, starter home and move-up single family home segments.

Full year

Net sales increased 6% from US$814.0 million to US$862.0 million compared to the prior corresponding period due to higher sales volume, partially offset by a lower average net sales price.

Sales volume increased 7% from 1,248.0 million square feet to 1,331.8 million square feet compared to the prior corresponding period. Sales volume in the current period was higher due to increased fibre cement category share and strong primary demand growth in the northern markets.

The average net sales price decreased 1% from US$652 per thousand square feet in the prior corresponding period to US$647 per thousand square feet.

Discussion

According to the US Census Bureau, single family housing starts, which are one of the key drivers of the company’s performance, were 104,600 in the March 2012 quarter, 17% above the March 2011 quarter. For the full year to 31 March 2012, single family housing starts of 445,600 were relatively flat compared to the previous corresponding period.

Against this background, USA and Europe Fibre Cement EBIT excluding asset impairment charges decreased 5% for the quarter due to a lower average net sales price and higher fixed manufacturing and organisational costs, partially offset by higher sales volume, lower input costs (primarily pulp) and improved plant performance.

For the full year, USA and Europe Fibre Cement EBIT excluding asset impairment charges increased 1% due to higher sales volume, partially offset by higher fixed manufacturing and organisational costs and a lower average net sales price.

For the quarter, the average NBSK pulp price was 10% lower at US$870 per ton, compared to the corresponding quarter of last year. For the full year, the average NBSK pulp price was 3% lower at US$952 per ton, compared to the previous corresponding period. NBSK pulp prices reached a peak of US$1,035 per ton in June 2011.

Management’s Analysis of Results: James Hardie – 3rd Quarter and Nine Months FY12	2

Despite ongoing challenges in the housing market, including tight credit conditions, elevated unemployment rates and a shadow inventory of foreclosed homes, the quarter and full year reflected a more stable market environment and consistent operating results when compared with the prior corresponding periods. Although some industry data suggest increased interest among potential homebuyers, builder confidence remains at low levels and caution remains due to the many challenges that continue to inhibit a sustainable recovery in the overall housing market and broader US economy.

Asia Pacific Fibre Cement

Quarter

Net sales decreased 2% to US$88.6 million compared to the prior corresponding quarter. Favourable exchange rate movements in the value of the Asia Pacific business’ currencies compared to the US dollar resulted in a 5% increase in US dollar net sales. In Australian dollars, net sales decreased 7% due to a reduction in sales volume, partially offset by the impact of price increases when compared to the prior corresponding quarter.

Full year

Net sales for the full year increased 6% from US$353.0 million to US$375.5 million. Favourable exchange rate movements in the value of the Asia Pacific business’ currencies compared to the US dollar resulted in a 10% increase in US dollar net sales. In Australian dollars, net sales decreased 4% compared to the prior corresponding period due to lower sales volume and unfavourable geographic mix, partially offset by price increases.

Discussion

According to Australian Bureau of Statistics data, the total number of new dwellings approvals for the full year to 31 March 2012 (on an original basis) decreased 11% when compared to the prior corresponding period. For the quarter, on the same basis, the decrease was 7%. The reduction in new dwellings approved reflects weaker consumer confidence and a slowing of the broader Australian economy.

Notwithstanding the softening operating environment, the Australian business gained both market and category share in the 2012 financial year.

For both the quarter and full year, the New Zealand business’ sales volumes were lower than the equivalent periods of the prior year and the New Zealand housing market remains very subdued.

The Philippines business’ results reflected modest gains in sales volumes for the quarter and full year, compared to the prior corresponding periods.

Gross Profit

Quarter

Gross profit for the quarter decreased 1% from US$96.9 million to US$95.6 million. The gross profit margin decreased 2.7 percentage points from 33.6% to 30.9%.

Compared to the prior corresponding quarter, USA and Europe Fibre Cement gross profit increased 1%, favourably impacted by 27% due to higher sales volume, 7% due to lower input costs (primarily pulp) and 4% due to improved plant performance, partially offset by 16% due to adjustments in accounting provisions, 12% due to a lower average net sales price and 7% due to higher fixed costs. The gross profit margin of the USA and Europe Fibre Cement business decreased by 3.2 percentage points.

Management’s Analysis of Results: James Hardie – 4th Quarter and Full Year FY12	3

Asia Pacific Fibre Cement gross profit decreased 6% compared to the prior corresponding quarter. Favourable currency exchange rate movements in the Asia Pacific business’ currencies compared to the US dollar resulted in a 4% increase in US dollar gross profit. In Australian dollars, gross profit decreased 10%, of which 9% was due to lower sales volume and 2% due to higher input costs, partially offset 3% due to price increases. The gross profit margin of the Asia Pacific Fibre Cement business decreased by 1.3 percentage points.

Full year

Gross profit for the full year increased 4% from US$391.9 million to US$407.0 million. The gross profit margin decreased 0.7 percentage points from 33.6% to 32.9%.

USA and Europe Fibre Cement gross profit increased 3% compared to the prior year, of which 7% was due to higher sales volume and 4% due to improved plant performance, partially offset by 3% due to a lower average net sales price, 3% due to freight costs and 2% due to higher fixed costs. The gross profit margin of the USA and Europe Fibre Cement business decreased by 0.7 percentage points.

Asia Pacific Fibre Cement gross profit increased 6% compared to the prior year. Favourable currency exchange rate movements in the Asia Pacific business’ currencies compared to the US dollar resulted in a 10% increase in US dollar gross profit. In Australian dollars, Asia Pacific Fibre Cement gross profit decreased 4% compared to the prior corresponding period, primarily driven by a 4% reduction in sales volume compared to the prior year. The gross profit margin of the Asia Pacific Fibre Cement business decreased by 0.1 percentage points.

Selling, General and Administrative (SG&A) Expenses

Quarter

SG&A expenses increased 14% from US$43.0 million to US$48.9 million, primarily due to higher employment and administrative expenses in the USA and Europe Fibre Cement segment and higher general corporate costs (as further discussed below). As a percentage of sales, SG&A expenses increased 0.9 percentage points to 15.8%.

SG&A expenses for the quarter included non-claims handling related operating expenses of the Asbestos Injuries Compensation Fund (AICF), which was flat at US$0.5 million when compared to the prior corresponding quarter.

Full year

SG&A expenses increased 10%, from US$173.4 million to US$191.0 million, primarily due to higher employment costs in the USA and Europe Fibre Cement segment and the inclusion of recoveries from third parties of US$10.3 million in the prior corresponding period related to the costs of the ASIC proceedings for certain of the ten former officers and directors. As a percentage of sales, SG&A expenses increased 0.5 percentage points to 15.4%. As a percentage of sales, SG&A expenses excluding the recovery of ASIC costs in the prior corresponding period decreased 0.3 percentage points to 15.4%.

SG&A expenses for the full year included non-claims handling related operating expenses of the AICF of US$2.8 million, compared to US$2.2 million in the prior corresponding period.

Management’s Analysis of Results: James Hardie – 4th Quarter and Full Year FY12	4

ASIC Proceedings

During the quarter and full year, legal costs incurred in the ASIC proceedings were US$0.1 million and US$1.1 million, respectively. The company’s cumulative net costs in relation to the ASIC proceedings from their commencement in February 2007 to 31 March 2012 have totalled US$15.5 million, net of third party recoveries.

Losses and expenses arising from the ASIC proceedings could have a material adverse effect on the company’s financial position, liquidity, results of operations and cash flows. It is the company’s policy to expense legal costs as incurred.

Readers are referred to Note 13 of the company’s 31 March 2012 Consolidated Financial Statements for further information about the ASIC proceedings.

Research and Development Expenses

Research and development expenses include costs associated with research projects that are designed to benefit all business units. These costs are recorded in the Research and Development segment rather than attributed to individual business units. These costs were 4% lower for the quarter at US$5.3 million and 11% higher for the full year at US$18.8 million compared to the corresponding periods, respectively.

Other research and development costs associated with commercialisation projects in business units are included in the business unit segment results. In total, these costs were 21% higher for the quarter at US$3.5 million and 5% higher for the full year at US$11.6 million, compared to the prior corresponding periods.

Impairment Charge

The company recorded an asset impairment charge of US$14.3 million in the year ended 31 March 2012 related to machinery and equipment in the USA and Europe Fibre Cement segment.

Asbestos Adjustments

The company’s asbestos adjustments are derived from an estimate of future Australian asbestos-related liabilities in accordance with the Amended and Restated Final Funding Agreement (AFFA) that was signed with the New South Wales (NSW) Government in November 2006 and approved by the company’s security holders in February 2007.

The discounted central estimate of the asbestos liability has increased from A$1.478 billion at 31 March 2011 to A$1.580 billion at 31 March 2012. The increase in the discounted central estimate of A$102 million is primarily due to lower discount rates, partially offset by a reduction in the projected future number of claims to be reported for a number of disease types.

The asbestos-related assets and liabilities are denominated in Australian dollars. Therefore, the reported value of these asbestos-related assets and liabilities in the company’s Consolidated Balance Sheet in US dollars is subject to adjustment, with a corresponding effect on the company’s Consolidated Statement of Operations, depending on the closing exchange rate between the two currencies at the balance sheet date.

For the quarters ended 31 March 2012 and 2011, the Australian dollar appreciated against the US dollar by 2%. For the full year, the Australian dollar depreciated against the US dollar by 1%, compared to a 13% appreciation in the prior year.

Management’s Analysis of Results: James Hardie – 4th Quarter and Full Year FY12	5

The company receives an updated actuarial estimate as of 31 March each year. The last actuarial assessment was performed as of 31 March 2012. The asbestos adjustments for the quarters and full years ended 31 March 2012 and 2011 are as follows:

US$ Millions	Q4 FY12	Q4 FY11	FY12	FY11

Change in actuarial estimate	$(9.6)	$21.5	$(9.6)	$21.5

Effect of foreign exchange rate movements	(21.4)	(16.2)	$(6.2)	$(107.3)

Asbestos adjustments	$(31.0)	$5.3	$(15.8)	$(85.8)

Claims Data

For the quarter, the number of new claims of 113 is higher than new claims of 96 reported for the corresponding quarter of the prior year. For the full year, the number of new claims of 456 is lower than new claims of 494 reported for the prior year, and below actuarial expectations for the full year ended 31 March 2012.

For the quarter, the number of claims settled of 100 is lower than claims settled of 125 in the corresponding quarter of the prior year. For the full year, the number of settled claims of 428 is lower than claims settled of 459 for the same period last year.

The average claim settlement for the full year ended 31 March 2012 of A$219,000 is A$15,000 higher than the same period last year. Average claim sizes are in line with actuarial expectations for the full year.

Asbestos claims paid of A$25.2 million and A$99.1 million for the quarter and full year ended 31 March 2012, respectively, are lower than the actuarial expectation of A$27.1 million and A$108.4 million for the quarter and full year ended 31 March 2012, respectively. The lower-than-expected expenditure was due to lower settlement activity and lower-than-expected claims received.

All figures provided in this Claims Data section are gross of insurance and other recoveries. Readers are referred to Note 11 of the company’s 31 March 2012 Consolidated Financial Statements for further information on asbestos adjustments.

AICF Loan Facility

On 17 February 2012, the AICF made an initial drawdown of A$29.7 million (being US$32.0 million translated at the prevailing spot exchange rate at 17 February 2012) under the secured standby loan facility and related agreements (the “Facility”) with The State of New South Wales, Australia. The initial drawing is reflected on the consolidated balance sheet within Current portion of long-term debt – Asbestos at 31 March 2012.

On 2 April 2012, the Company made an early contribution of US$138.7 million to AICF, which enabled AICF to fully repay all amounts outstanding under the Facility on 3 April 2012.

Because the company consolidates the AICF due to the company’s pecuniary and contractual interests in the AICF as a result of the funding arrangements outlined in the AFFA, any drawings, repayments or payments of accrued interest by the AICF under the Facility impact the company’s consolidated financial position, results of operations and cash flows.

Any drawings, repayments, or payments of accrued interest under the Facility by the AICF do not impact the company’s free cash flow, as defined in the AFFA, on which annual contributions remitted by the company to the AICF are based. James Hardie Industries SE and its wholly-owned subsidiaries are not a party to, guarantor of, or security provider in respect of the Facility.

Readers are referred to Note 11 of the company’s 31 March 2012 Consolidated Financial Statements for further information.

Management’s Analysis of Results: James Hardie – 4th Quarter and Full Year FY12	6

EBIT

EBIT for the quarter decreased from US$50.8 million in the prior corresponding quarter to a loss of US$7.4 million. EBIT for the quarter included net unfavourable asbestos adjustments of US$31.0 million, AICF SG&A expenses of US$0.5 million, ASIC expenses of US$0.1 million and asset impairments of US$14.3 million. For the corresponding quarter in the prior year, EBIT included net favourable asbestos adjustments of US$5.3 million, AICF SG&A expenses of US$0.5 million and ASIC expenses of US$0.8 million as shown in the table below.

EBIT for the full year increased 49% to US$155.5 million, compared to US$104.7 million in the prior corresponding period. EBIT for the full year included net unfavourable asbestos adjustments of US$15.8 million, AICF SG&A expenses of US$2.8 million, ASIC expenses of US$1.1 million and asset impairments of US$14.3 million. In the prior year, EBIT included net unfavourable asbestos adjustments of US$85.8 million, AICF SG&A expenses of US$2.2 million and a net benefit related to ASIC proceedings of US$8.7 million as shown in the table below.

EBIT - US$ Millions	Three Months and Full Year Ended 31 March
	Q4 FY12	Q4 FY11	% Change	FY12	FY11	% Change
USA and Europe Fibre Cement	$36.4	$38.5	(5)	$162.7	$160.3	1
Asia Pacific Fibre Cement	14.3	19.4	(26)	80.3	79.4	1
Research & Development	(5.5)	(6.1)	10	(20.7)	(20.1)	(3)
General Corporate:
General corporate costs	(6.8)	(5.8)	(17)	(33.9)	(26.9)	(26)
Asset impairments	(14.3)	—	—	(14.3)	—	—
Asbestos adjustments	(31.0)	5.3	—	(15.8)	(85.8)	82
AICF SG&A expenses	(0.5)	(0.5)	—	(2.8)	(2.2)	(27)

EBIT	(7.4)	50.8	—	155.5	104.7	49

Excluding:

Asbestos:
Asbestos adjustments	31.0	(5.3)	—	15.8	85.8	(82)
AICF SG&A expenses	0.5	0.5	—	2.8	2.2	27
Asset impairments	14.3	—	—	14.3	—	—
ASIC related expenses (recoveries)	0.1	0.8	(88)	1.1	(8.7)	—

EBIT excluding asbestos, ASICexpenses and asset impairments	$38.5	$46.8	(18)	$189.5	$184.0	3

Net sales	$309.3	$288.4	7	$1,237.5	$1,167.0	6

EBIT margin excluding asbestos,
ASIC expenses and asset impairments	12.4%	16.2%		15.3%	15.8%

USA and Europe Fibre Cement EBIT

USA and Europe Fibre Cement EBIT for the quarter decreased 5% from US$38.5 million to US$36.4 million compared to the corresponding quarter in the prior year. The decrease in EBIT was primarily due to a lower average net sales price and higher fixed manufacturing and organisational costs, partially offset by higher sales volume, lower input costs (primarily pulp) and improved plant performance.

For the full year, USA and Europe Fibre Cement EBIT increased 1% compared to the prior corresponding period from US$160.3 million to US$162.7 million. The increase in EBIT was positively impacted by higher sales volume and improved plant performance, partially offset by higher fixed manufacturing and organisational costs, higher freight costs and a lower average net sales price.

Management’s Analysis of Results: James Hardie – 4th Quarter and Full Year FY12	7

For the quarter, the EBIT margin was 3.0 percentage points lower at 16.5%. For the full year, the EBIT margin was 0.8 percentage points lower at 18.9%.

Asia Pacific Fibre Cement EBIT

Asia Pacific Fibre Cement EBIT for the quarter decreased 26% from US$19.4 million to US$14.3 million compared to the corresponding quarter in the prior year. In Australian dollars, Asia Pacific Fibre Cement EBIT for the quarter decreased 29% due to lower sales volume and unfavourable geographic mix, partially offset by price increases. The Asia Pacific Fibre Cement EBIT margin was 5.3 percentage points lower for the quarter at 16.1%.

For the full year, Asia Pacific Fibre Cement EBIT increased 1% from US$79.4 million in the prior year to US$80.3 million. In Australian dollars, Asia Pacific Fibre Cement EBIT for the full year decreased 9% due to due to lower sales volume, unfavourable geographic mix and higher labour costs, partially offset by price increases. The EBIT margin was 1.1 percentage points lower at 21.4%.

General Corporate Costs

General corporate costs for the quarter increased 17% from US$5.8 million to US$6.8 million when compared to the prior corresponding quarter. For the full year, general corporate costs increased 26% from US$26.9 million to US$33.9 million.

For the quarter, ASIC expenses decreased from US$0.8 million in the prior corresponding quarter to US$0.1 million. For the full year, ASIC expenses moved from a net benefit of US$8.7 million in the prior year to an expense of US$1.1 million. General corporate costs in the prior financial year were materially impacted by US$10.3 million recovered from third parties in respect of prior period ASIC expenses. General corporate costs in the prior year also reflect domicile change related costs of US$1.8 million.

General corporate costs excluding ASIC expenses and domicile change related costs for the quarter increased from US$5.0 million in the corresponding quarter of the prior year to US$6.7 million in the current quarter. General corporate costs excluding ASIC expenses and domicile change related costs for the full year decreased from US$33.8 million in the prior year to US$32.8 million in the current year.

Net Interest Expense

Net interest expense decreased to US$3.7 million in the quarter, compared to US$1.1 million in the corresponding quarter of the prior year. Net interest expense for the quarter included a realised loss of US$4.3 million on settlements of certain interest rate swaps and interest and borrowing costs relating to the company’s external credit facilities of US$0.8 million, partially offset by AICF interest income of US$1.1 million and other interest income of US$0.3 million. Net interest expense in the prior corresponding quarter included a realised loss of US$1.1 million on interest rate swaps and interest and borrowing costs of US$1.5 million relating to the company’s external credit facilities, partially offset by AICF interest income of US$1.9 million.

For the full year, net interest expense increased from US$4.4 million in the prior year to US$7.4 million. Net interest expense for the full year included interest and borrowing costs relating to the company’s external credit facilities of US$3.7 million and a realised loss of US$7.5 million on interest rate swaps, partially offset by AICF interest income of US$3.3 million and other interest income of US$0.5 million. Net interest expense in the prior year included a realised loss of US$3.9 million on interest rate swaps and interest and borrowing costs relating to the company’s external credit facilities of US$5.0 million, partially offset by AICF interest income of US$4.3 million.

Management’s Analysis of Results: James Hardie – 4th Quarter and Full Year FY12	8

Other Income (Expense)

For the quarter, other income increased to US$3.5 million, compared to US$0.9 million in the corresponding quarter of the prior year. For the full year, other income increased from an expense of US$3.7 million in the prior year to income of US$3.0 million. Movements in other income (expense) for the quarter and full year are solely due to changes in the fair value accounting of interest rate swap contracts, which were favourably impacted by an increase in medium term US dollar interest rates in the quarter and full year.

Income Tax

Income Tax Benefit (Expense)

Income tax for the quarter moved from an expense of US$52.4 million to an income tax benefit of US$488.3 million. For the full year, income tax moved from an expense of US$443.6 million to an income tax benefit of US$453.2 million, as further explained below.

The company’s effective tax rate on earnings excluding asbestos, asset impairments and tax adjustments was 13.7% for the quarter, compared to 25.7% for the corresponding quarter of the prior year, and 22.9% for the full year, compared to 31.1% for the prior year.

The decrease in the effective tax rate relative to the prior full year is due to a higher proportion of taxable earnings in jurisdictions with lower statutory income tax rates. The full year effective tax rate of 22.9% is down 2.4 percentage points from the reported nine month effective tax rate of 25.3% at 31 December 2011. The decrease in the fourth quarter effective tax rate relative to the corresponding period in the prior year is due to a higher proportion of taxable earnings in jurisdictions with lower statutory income tax rates and adjustments to tax estimates in the fourth quarter combined with a lower operating profit before income taxes excluding asbestos and asset impairments. The company’s geographic mix of earnings and expenses is also affected by fluctuations in foreign currency exchange rates of the US dollar to relevant local jurisdiction currencies.

Tax Adjustments

The company recorded net favourable tax adjustments of US$485.8 million and US$486.9 million for the quarter and full year, respectively, compared to net unfavourable tax adjustments of US$34.8 million and US$380.7 million for the prior corresponding quarter and full year, respectively.

Tax adjustments for the quarter and full year include a net benefit of US$485.2 million relating to the 1999 disputed amended tax assessment with the ATO, due to the High Court of Australia’s refusal to grant special leave for the ATO to appeal the Full Federal Court of Australia’s decision in favour of RCI Pty Ltd (RCI), as discussed below. Tax adjustments for the quarter and full year also reflect adjustments in the value of provisions for uncertain tax positions and net tax benefits that the company anticipates will eventually become unavailable.

Tax adjustments in the prior corresponding quarter and full year reflect a US$32.6 million tax charge arising from the company’s corporate structure simplification and adjustments in the value of provisions for uncertain tax positions. In addition, income tax for the prior corresponding full year reflects income tax expense for the 1999 disputed amended assessment with the ATO following the dismissal of an appeal by RCI in the Federal Court of Australia on 1 September 2010 (refer below).

Australian Taxation Office (ATO) - 1999 Disputed Amended Assessment

In March 2006, RCI Pty Ltd (RCI), a wholly-owned subsidiary of the company, received an amended assessment from the ATO in respect of RCI’s income tax return for the year ended 31 March 1999. The amended assessment issued to RCI was for a total of A$412.0 million. However, after subsequent remissions of general interest charges (GIC) by the ATO the total was changed to A$368.0 million, comprising primary tax after allowable credits, penalties, and GIC.

Management’s Analysis of Results: James Hardie – 4th Quarter and Full Year FY12	9

During fiscal year 2007 RCI agreed with the ATO that in accordance with the ATO Receivables Policy, RCI would pay 50% of the total amended assessment, being A$184.0 million (US$152.5 million), and provide a guarantee from James Hardie Industries SE (formerly James Hardie Industries NV) in favour of the ATO for the remaining unpaid 50% of the amended assessment, pending outcome of the appeal of the amended assessment. RCI also agreed to pay GIC accruing on the unpaid balance of the amended assessment in arrears on a quarterly basis.

On 30 May 2007, the ATO issued a Notice of Decision disallowing RCI’s objection to the amended assessment (Objection Decision). On 11 July 2007, the company filed an application appealing the Objection Decision with the Federal Court of Australia. The matter was heard before the Federal Court in September 2009. On 1 September 2010, the Federal Court of Australia dismissed RCI’s appeal.

Prior to the Federal Court’s decision on RCI’s appeal, the company believed it was more-likely-than-not that the tax position reported in RCI’s tax return for the 1999 fiscal year would be upheld on appeal.

As a result of the Federal Court’s decision, the company re-assessed its tax position with respect to the amended assessment and concluded that the ‘more-likely-than-not’ recognition threshold as prescribed by US GAAP was no longer met. Accordingly, with effect from 1 September 2010, the company recognised an expense of US$345.2 million (A$388.0 million) on its consolidated statement of operations for the year ended 31 March 2011, which did not result in a cash outflow. In addition, the company recognised an uncertain tax position of US$190.4 million (A$184.3 million) on its consolidated balance sheet at 31 March 2011 relating to the unpaid portion of the amended assessment.

RCI appealed the Federal Court’s judgment to the Full Court of the Federal Court of Australia. RCI’s appeal was heard in May 2011. On 22 August 2011, the Full Federal Court upheld RCI’s appeal, ordered that RCI’s objection be allowed in full and awarded RCI costs.

Following the decision of the Full Federal Court to uphold RCI’s appeal, the company undertook a review of RCI’s tax position. Due to the continued uncertainty in relation to the ultimate outcome of the matter, the company continued to reflect a liability on its consolidated balance sheet relating to the unpaid portion of the amended assessment, as discussed above.

Subsequently, on 19 September 2011, the ATO filed an application for special leave to appeal the Full Federal Court’s decision to the High Court of Australia. On 10 February 2012, the High Court refused to grant special leave and dismissed the ATO’s application. Accordingly, the matter was finalised in RCI’s favour.

With all avenues of appeal exhausted and the matter effectively concluded, on 27 February 2012 the ATO issued a notice of amended assessment and paid a refund to RCI of A$248.0 million (US$265.8 million). This amount comprises cash that RCI remitted to the ATO during the appeal proceedings of A$184.3 million (US$197.5 million, translated at the prevailing spot exchange rate of US$1.0714/A$1.00 at 10 February 2012), representing 50% of the previous amended assessment, and general interest charges paid by RCI on the unpaid portion of the previous amended assessment of A$63.7 million (US$68.3 million).

On 7 March 2012, the ATO paid an additional refund to RCI of A$121.8 million (US$130.5 million), being the ATO’s calculation of interest income on amounts taken to have been overpaid in respect of the notice of amended assessment issued by the ATO on 27 February 2012. This additional receipt of funds brings the total refunded by the ATO in respect of the RCI notice of amended assessment to A$369.8 million (US$396.3 million).

Management’s Analysis of Results: James Hardie – 4th Quarter and Full Year FY12	10

During the fourth quarter ended 31 March 2012, the company recognised an income tax benefit of A$452.9 million (US$485.2 million) within income tax expense, which includes amounts refunded by the ATO noted above and the reversal of the provision for the unpaid portion of the amended assessment, being A$184.3 million (US$197.5 million, translated at the prevailing spot exchange rate of US$1.0714/A$1.00 at 10 February 2012), partially offset by income taxes payable in respect of the reversal of general interest charges previously recognised as deductible, and interest on overpayment of tax, totalling A$101.2 million (US$108.6 million). The company has determined that it is not required to recognise deferred taxes in association with undistributed profits of RCI.

Readers are referred to Note 14 of the company’s Consolidated Financial Statements for the year ended 31 March 2012 for further information.

Net Operating Profit (Loss)

Net operating profit for the quarter was US$480.7 million, compared to a loss of US$1.8 million for the corresponding quarter of the prior year. Net operating profit excluding asbestos, asset impairments, ASIC expenses and tax adjustments decreased 4% from US$33.3 million to US$32.1 million as shown in the table below.

For the full year, net operating profit was US$604.3 million, compared to a loss of US$347.0 million in the prior year. Net operating profit excluding asbestos, asset impairments, ASIC expenses and tax adjustments increased 20% from US$116.7 million to US$140.4 million as shown in the table below.

Net Operating Profit - US$ millions	Three Months and Full Year Ended 31 March
	Q4 FY12	Q4 FY11	% Change	FY12	FY11	% Change
Net operating profit (loss)	$480.7	$(1.8)	—	$604.3	$(347.0)	—

Excluding:

Asbestos:
Asbestos adjustments	31.0	(5.3)	—	15.8	85.8	(82)
AICF SG&A expenses	0.5	0.5	—	2.8	2.2	27
AICF interest income	(1.1)	(1.9)	42	(3.3)	(4.3)	23
Tax (benefit) expense related to asbestos adjustments	(2.6)	6.3	—	(2.7)	6.9	—

Asset impairments	14.3	—	—	14.3	—	—

ASIC related expenses (recoveries)	0.1	0.7	(86)	1.1	(7.6)	—

Tax benefit related to asset impairments	(5.0)	—	—	(5.0)	—	—

Tax adjustments ¹	(485.8)	34.8	—	(486.9)	380.7	—

Net operating profit excluding asbestos, asset impairments, ASIC expenses and tax adjustments	$32.1	$33.3	(4)	$140.4	$116.7	20

Diluted earnings per share excluding asbestos, asset impairments, ASIC expenses and tax adjustments (US cents)	7.3	7.6	(4)	32.1	26.7	20

¹	The current quarter and full year includes an income tax benefit of US$485.2 million recognised upon RCI’s successful appeal of the ATO’s disputed 1999 amended assessment. The full year results in the prior financial year included a charge of US$345.2 million resulting from the dismissal by the Federal Court of Australia of RCI’s appeal of the ATO’s disputed 1999 amended assessment. Readers are referred to Note 14 of the Consolidated Financial Statements for further information.

Management’s Analysis of Results: James Hardie – 4th Quarter and Full Year FY12	11

Cash Flow

Net operating cash flow increased US$240.0 million from US$147.2 million in the prior year to US$387.2 million for the full year. Net operating cash flow was favourably impacted by a cash refund of US$396.3 million from the ATO, reflecting RCI’s successful appeal of a 1999 disputed amended tax assessment, as set forth above, partially offset by a contribution to AICF of US$51.5 million in July 2011 (compared to US$63.7 million in the prior year) and the company’s early contribution to AICF of US$138.7 million on 2 April 2012, which was reflected as restricted cash at 31 March 2012.

Excluding the ATO cash refund and contributions to AICF, net operating cash flow decreased 14% from US$210.9 million in the prior year to US$181.1 million. Net operating cash flow was unfavourably impacted by a payment of withholding taxes of US$35.5 million arising from the company’s corporate structure simplification, as announced on 17 May 2011, of which US$32.6 million was recognised as an expense in the final quarter of financial year 2011, and settlements of interest rate swap contracts, which resulted in a realised loss of US$7.5 million. These unfavourable movements were partially offset by an unrelated tax refund of US$12.3 million.

For the full year ended 31 March 2012, capital expenditure for the purchase of property, plant and equipment decreased to US$35.8 million, compared to US$50.3 million in the same period of the prior year.

Capital Management

The company announced today a new share buyback program to acquire up to 5% of its issued capital. Under the existing share buyback program, which was announced on 17 May 2011, the company acquired no shares in the fourth quarter and acquired approximately 3.4 million shares during the full year ended 31 March 2012.

The acquired shares had an aggregate cost of A$19.1 million (US$19.0 million) and the average price paid per share was A$5.59 (US$5.55). The US dollar amount was determined using the weighted average spot exchange rates for the days on which shares were acquired. As of 31 March 2012, all acquired shares had been officially cancelled.

The total shares acquired by the company under its share buyback program to date represent 0.8% of the company’s issued capital at 31 March 2012.

Dividend

The company announced today an ordinary dividend of US38.0 cents per security. When added to the interim ordinary dividend of US4.0 cents per security, paid from earnings in the first-half of financial year 2012, the full year dividend is US42.0 cents per security.

The full year dividend is at the top end of the dividend payout ratio of 20% to 30% announced by the company in May 2011. The company intends to make further distributions to shareholders in the near term and to improve capital efficiency through a more appropriately leveraged balance sheet. This may be achieved, in part, with an increase in the dividend payout ratio.

Liquidity and Capital Resources

Excluding the AICF loan facility (which James Hardie is not a party to, guarantor of or security provider for), the company moved to a net cash position during the full year, being US$265.4 million at 31 March 2012, compared to net debt of US$40.4 million at 31 March 2011.

Management’s Analysis of Results: James Hardie – 4th Quarter and Full Year FY12	12

At 31 March 2012, the company had credit facilities totalling US$280.0 million, of which none was drawn. The credit facilities are all uncollateralised and consist of the following:

	At 31 March 2012
Description	Effective Interest Rate	Total Facility	Principal Drawn
(US$ millions)

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until September 2012	—	$50.0	$—

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until December 2012	—	130.0	—

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2013	—	50.0	—

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2014	—	50.0	—

Total		$280.0	$—

The company draws on and repays amounts available under its term facilities throughout the financial year. During the full year, the company drew down US$160.0 million and repaid US$219.0 million of its term facilities. The weighted average remaining term of the total credit facilities at 31 March 2012 was 0.9 years.

On 28 March 2012, US$40.0 million of the Company’s unutilised credit facilities with a maturity of February 2013 were cancelled. The Company did not replace these credit facilities. Accordingly, at 31 March 2012, US$280.0 million was unutilised and available to the Company.

If the company is unable to extend its remaining credit facilities, or is unable to renew its existing credit facilities on terms that are substantially similar to the ones it presently has, it may experience liquidity issues and may have to reduce its levels of planned capital expenditures, suspend share buy-back activities or dividend payments, or take other measures to conserve cash in order to meet its future cash flow requirements.

The company has historically met its working capital needs and capital expenditure requirements from a combination of cash flow from operations, credit facilities and other borrowings and proceeds from the sale of property, plant and equipment. Seasonal fluctuations in working capital generally have not had a significant impact on its short-term or long-term liquidity.

The company anticipates it will have sufficient funds to meet its planned working capital and other expected cash requirements for the next twelve months based on its existing cash balances and anticipated operating cash flows arising during the year. The company anticipates that any additional cash requirements will be met from existing unutilised committed credit facilities and anticipated future net operating cash flow.

Management’s Analysis of Results: James Hardie – 4th Quarter and Full Year FY12	13

Asbestos Compensation

On 1 July 2011, the company made a contribution of US$51.5 million (A$48.9 million) to AICF. This amount represents 35% of the company’s free cash flow for financial year 2011, as defined by the AFFA.

On 2 April 2012, the company made an advance payment of US$138.7 million (A$132.3 million) to AICF, approximately three months earlier than this amount would ordinarily be contributed. This early contribution was made in accordance with arrangements agreed with the NSW Government and AICF and represents 35% of amounts received from the ATO by RCI, a wholly owned subsidiary of the company. James Hardie anticipates it will make a further contribution of approximately US$45.4 million to AICF on 1 July 2012. This amount represents 35% of the company’s free cash flow for financial year 2012, as defined by the AFFA, adjusted for the advance payment of US$138.7 million that was contributed to AICF on 2 April 2012.

From the time AICF was established in February 2007 through 21 May 2012, the company has contributed approximately A$556 million to the fund.

END

Media/Analyst Enquiries:

Sean O’ Sullivan

Vice President Investor and Media Relations

Telephone:	+61 2 8274 5246

Email:	media@jameshardie.com.au

This Management’s Analysis of Results forms part of a package of information about James Hardie’s results. It should be read in conjunction with the other parts of this package, including the Media Release, the Management Presentation and the Consolidated Financial Statements.

These documents, along with an audio webcast of the Management Presentation on 21 May 2012, are available from the Investor Relations area of the company’s website at www.jameshardie.com

The company routinely posts information that may be of importance to investors in the Investor Relations section of its website, including press releases, financial results and other information. The company encourages investors to consult this section of its website regularly.

The company filed its annual report on Form 20-F for the year ended 31 March 2011 with the SEC on 29 June 2011 and, subsequently, filed an amendment to the annual report on Form 20-F/A with the SEC on 14 July 2011.

All holders of the company’s securities may receive, on request, a hard copy of our complete audited consolidated financial statements, free of charge. Requests can be made via the Investor Relations area of the company’s website or by contacting one of the company’s corporate offices. Contact details are available on the company’s website.

Management’s Analysis of Results: James Hardie – 4th Quarter and Full Year FY12	14

Definitions

Non-financial Terms

ABS – Australian Bureau of Statistics.

AFFA – Amended and Restated Final Funding Agreement.

AICF – Asbestos Injuries Compensation Fund Ltd.

ASIC – Australian Securities and Investments Commission.

ATO – Australian Taxation Office.

NBSK – Northern Bleached Softwood Kraft; the company’s benchmark grade of pulp.

Financial Measures – US GAAP equivalents

EBIT and EBIT margin – EBIT, as used in this document, is equivalent to the US GAAP measure of operating income. EBIT margin is defined as EBIT as a percentage of net sales.

Operating profit – is equivalent to the US GAAP measure of income.

Net operating profit – is equivalent to the US GAAP measure of net income.

Sales Volume

mmsf – million square feet, where a square foot is defined as a standard square foot of 5/16” thickness.

msf – thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness.

Financial Ratios

Gearing Ratio – Net debt (cash) divided by net debt (cash) plus shareholders’ equity.

Net interest expense cover – EBIT divided by net interest expense (excluding loan establishment fees).

Net interest paid cover – EBIT divided by cash paid during the period for interest, net of amounts capitalised.

Net debt payback – Net debt (cash) divided by cash flow from operations.

Net debt (cash) – short-term and long-term debt less cash and cash equivalents.

Return on Capital Employed – EBIT divided by gross capital employed.

Management’s Analysis of Results: James Hardie – 4th Quarter and Full Year FY12	15

Non-US GAAP Financial Measures

EBIT and EBIT margin excluding asbestos, asset impairments and ASIC expenses – EBIT and EBIT margin excluding asbestos, asset impairments and ASIC expenses are not measures of financial performance under US GAAP and should not be considered to be more meaningful than EBIT and EBIT margin. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes.

US$ Millions	Q4 FY 2012	Q4 FY 2011	FY 2012	FY 2011

EBIT	$(7.4)	$50.8	$155.5	$104.7

Asbestos:
Asbestos adjustments	31.0	(5.3)	15.8	85.8
AICF SG&A expenses	0.5	0.5	2.8	2.2

Asset impairments	14.3	—	14.3	—

ASIC related expenses (recoveries)	0.1	0.8	1.1	(8.7)

EBIT excluding asbestos, asset impairments and ASIC expenses	38.5	46.8	189.5	184.0

Net sales	$309.3	$288.4	$1,237.5	$1,167.0

EBIT margin excluding asbestos, asset impairments and ASIC expenses	12.4%	16.2%	15.3%	15.8%

Net operating profit excluding asbestos, asset impairments, ASIC expenses and tax adjustments – Net operating profit excluding asbestos, asset impairments, ASIC expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than net income. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.

US$ Millions	Q4 FY 2012	Q4 FY 2011	FY 2012	FY 2011

Net operating profit (loss)	$480.7	$(1.8)	$604.3	$(347.0)

Asbestos:
Asbestos adjustments	31.0	(5.3)	15.8	85.8
AICF SG&A expenses	0.5	0.5	2.8	2.2
AICF interest income	(1.1)	(1.9)	(3.3)	(4.3)
Tax (benefit) expense related to asbestos adjustments	(2.6)	6.3	(2.7)	6.9

Asset impairments	14.3	—	14.3	—

ASIC related expenses (recoveries)	0.1	0.7	1.1	(7.6)

Tax benefit related to asset impairments	(5.0)	—	(5.0)	—

Tax adjustments ¹	(485.8)	34.8	(486.9)	380.7

Net operating profit excluding asbestos, asset impairments, ASIC expenses and tax adjustments	$32.1	$33.3	$140.4	$116.7

¹	The current quarter and full year includes a benefit of US$485.2 million recognised upon RCI’s successful appeal of the ATO’s disputed 1999 amended assessment. The full year results in the prior financial year included a charge of US$345.2 million resulting from the dismissal by the Federal Court of Australia of RCI’s appeal of the ATO’s disputed 1999 amended assessment. Readers are referred to Note 14 of the Consolidated Financial Statements for further information.

Management’s Analysis of Results: James Hardie – 4th Quarter and Full Year FY12	16

Diluted earnings per share excluding asbestos, asset impairments, ASIC expenses and tax adjustments – Diluted earnings per share excluding asbestos, asset impairments, ASIC expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than diluted earnings per share. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.

US$ Millions	Q4 FY 2012	Q4 FY 2011	FY 2012	FY 2011
Net operating profit excluding asbestos, asset impairments, ASIC expenses and tax adjustments	$32.1	$33.3	$140.4	$116.7

Weighted average common shares outstanding - Diluted (millions)	437.5	437.7	437.9	437.5

Diluted earnings per share excluding asbestos, asset impairments, ASIC expenses and tax adjustments (US cents)	7.3	7.6	32.1	26.7

Effective tax rate excluding asbestos, asset impairments and tax adjustments – Effective tax rate excluding asbestos, asset impairments and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than effective tax rate. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.

US$ Millions	Q4 FY 2012	Q4 FY 2011	FY 2012	FY 2011

Operating (loss) profit before income taxes	$(7.6)	$50.6	$151.1	$96.6

Asbestos:
Asbestos adjustments	31.0	(5.3)	15.8	85.8
AICF SG&A expenses	0.5	0.5	2.8	2.2
AICF interest income	(1.1)	(1.9)	(3.3)	(4.3)

Asset impairments	14.3	—	14.3	—

Operating profit before income taxes excluding asbestos and asset impairments	$37.1	$43.9	$180.7	$180.3

Income tax benefit (expense)	488.3	(52.4)	453.2	(443.6)

Asbestos:
Tax (benefit) expense related to asbestos adjustments	(2.6)	6.3	(2.7)	6.9

Tax benefit related to asset impairments	(5.0)	—	(5.0)	—

Tax adjustments ¹	(485.8)	34.8	(486.9)	380.7

Income tax expense excluding tax adjustments	(5.1)	(11.3)	(41.4)	(56.0)

Effective tax rate excluding asbestos, asset impairments and tax adjustments	13.7%	25.7%	22.9%	31.1%

¹	The current quarter and full year includes a benefit of US$485.2 million recognised upon RCI’s successful appeal of the ATO’s disputed 1999 amended assessment. The full year results in the prior financial year included a charge of US$345.2 million resulting from the dismissal by the Federal Court of Australia of RCI’s appeal of the ATO’s disputed 1999 amended assessment. Readers are referred to Note 14 of the Consolidated Financial Statements for further information.

Management’s Analysis of Results: James Hardie – 4th Quarter and Full Year FY12	17

EBITDA – is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of profitability or liquidity. Not all companies calculate EBITDA in the same manner as James Hardie has and, accordingly, EBITDA may not be comparable with other companies. Management has included information concerning EBITDA because it believes that this data is commonly used by investors to evaluate the ability of a company’s earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements.

US$ Millions	Q4 FY 2012	Q4 FY 2011	FY 2012	FY 2011

EBIT	$(7.4)	$50.8	$155.5	$104.7
Depreciation and amortisation	17.4	16.0	65.2	62.9

Adjusted EBITDA	$10.0	$66.8	$220.7	$167.6

General corporate costs excluding ASIC expenses and domicile change related costs – General corporate costs excluding ASIC expenses and domicile change related costs is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than general corporate costs. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes.

US$ Millions	Q4 FY 2012	Q4 FY 2011	FY 2012	FY 2011
General corporate costs	$6.8	$5.8	$33.9	$26.9

Excluding:
ASIC related (expenses) recoveries	(0.1)	(0.8)	(1.1)	8.7
Domicile change related costs	—	—	—	(1.8)

General corporate costs excluding ASIC expenses and domicile change related costs	$6.7	$5.0	$32.8	$33.8

Supplemental Financial Information

James Hardie’s management measures its operating performance and analyses year-over-year changes in operating results with and without the effect of the net AFFA liability recorded in the fourth quarter of fiscal year 2006 and believes that security holders will do the same.

As set forth in Note 11 of the 31 March 2012 Consolidated Financial Statements, the net AFFA liability, while recurring, is based on periodic actuarial determinations, claims, experience and currency fluctuations. It has no relation to the results of the company’s operations. Accordingly, management believes that the following information is useful to it and investors in evaluating ongoing operating financial performance.

The following tables are considered non-GAAP and are not intended to be used or viewed in any respect as substitutes for the company’s GAAP consolidated financial statements. These non-GAAP measures should only be viewed as a supplement to reported GAAP financial statements, and, in all cases, the corresponding GAAP amounts are shown on the same line as the non-GAAP measure, to avoid any possible confusion.

The following tables should be read in conjunction with JHI SE’s financial statements and related notes contained in the company’s 31 March 2012 Consolidated Financial Statements.

Management’s Analysis of Results: James Hardie – 4th Quarter and Full Year FY12	18

James Hardie Industries SE

Consolidated Balance Sheet

31 March 2012

(unaudited)

US$ Millions	Total Fibre Cement Operations- excluding Asbestos Compensation	Asbestos Compensation	As Reported
ASSETS
Current assets
Cash and cash equivalents	$525.1	$(259.7)	$265.4
Restricted cash and cash equivalents	140.4	—	140.4
Restricted cash and cash equivalents - Asbestos	—	59.0	59.0
Restricted short-term investments - Asbestos	—	6.0	6.0
Accounts and other receivables, net of allowance for doubtful accounts of $2.3 million	137.0	0.7	137.7
Inventories	189.0	—	189.0
Prepaid expenses and other current assets	18.5	0.3	18.8
Insurance receivable - Asbestos	—	19.9	19.9
Workers’ compensation - Asbestos	—	0.5	0.5
Deferred income taxes	15.9	—	15.9
Deferred income taxes - Asbestos	—	23.0	23.0

Total current assets	1,025.9	(150.3)	875.6
Restricted cash and cash equivalents	3.5	—	3.5
Property, plant and equipment, net	663.2	2.3	665.5
Insurance receivable - Asbestos	—	208.6	208.6
Workers’ compensation - Asbestos	—	83.4	83.4
Deferred income taxes	11.1	—	11.1
Deferred income taxes - Asbestos	—	421.5	421.5
Other assets	40.8	—	40.8

Total assets	$1,744.5	$565.5	$2,310.0

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$89.6	$3.0	$92.6
Current portion of long-term debt - Asbestos	—	30.9	30.9
Accrued payroll and employee benefits	45.2	0.2	45.4
Accrued product warranties	7.4	—	7.4
Income taxes payable	63.2	18.5	81.7
Asbestos liability	—	125.3	125.3
Workers’ compensation - Asbestos	—	0.5	0.5
Other liabilities	19.2	0.1	19.3

Total current liabilities	224.6	178.5	403.1
Deferred income taxes	100.5	—	100.5
Accrued product warranties	19.6	—	19.6
Asbestos liability	—	1,537.3	1,537.3
Workers’ compensation - Asbestos	—	83.4	83.4
Other liabilities	37.4	2.3	39.7

Total liabilities	382.1	1,801.5	2,183.6

Commitments and contingencies (Note 13)
Shareholders’ equity (deficit)
Common stock	224.0	—	224.0
Additional paid-in capital	67.6	—	67.6
Retained earnings (accumulated deficit)	1,024.0	(1,238.6)	(214.6)
Accumulated other comprehensive income	46.8	2.6	49.4

Total shareholders’ equity (deficit)	1,362.4	(1,236.0)	126.4

Total liabilities and shareholders’ equity (deficit)	$1,744.5	$565.5	$2,310.0

Management’s Analysis of Results: James Hardie – 4th Quarter and Full Year FY12	19

James Hardie Industries SE

Consolidated Statement of Operations

For the year ended 31 March 2012

(unaudited)

US$ Millions	Total Fibre Cement Operations- excluding Asbestos Compensation	Asbestos Compensation	As Reported

Net Sales	$1,237.5	$—	$1,237.5
Cost of goods sold	(830.5)	—	(830.5)

Gross profit	407.0	—	407.0
Selling, general and administrative expenses	(188.2)	(2.8)	(191.0)
Research and development expenses	(30.4)	—	(30.4)
Impairment charge	(14.3)	—	(14.3)
Asbestos adjustments	—	(15.8)	(15.8)

EBIT	174.1	(18.6)	155.5
Net Interest (expense) income	(10.7)	3.3	(7.4)
Other income	3.0	—	3.0

Operating profit (loss) before income taxes	166.4	(15.3)	151.1
Income tax benefit	450.5	2.7	453.2

Net operating profit (loss)	$616.9	$(12.6)	$604.3

Management’s Analysis of Results: James Hardie – 4th Quarter and Full Year FY12	20

James Hardie Industries SE

Consolidated Statement of Cash Flows

For the year ended 31 March 2012

(unaudited)

US$ Millions	Total Fibre Cement Operations- excluding Asbestos Compensation	Asbestos Compensation	As Reported

Cash Flows from Operating Activities
Net income (loss)	616.9	(12.6)	$604.3
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortisation	65.2	—	65.2
Deferred income taxes	13.9	(2.6)	11.3
Stock-based compensation	7.8	—	7.8
Asbestos adjustments	—	15.8	15.8
Impairment charge	14.3	—	14.3
Changes in operating assets and liabilities:
Restricted cash and cash equivalents	(138.6)	79.5	(59.1)
Restricted short-term investments	—	(0.1)	(0.1)
Payment to the AICF	—	(51.5)	(51.5)
Accounts and other receivables	2.6	(0.4)	2.2
Inventories	(26.7)	—	(26.7)
Prepaid expenses and other assets	19.2	—	19.2
Insurance receivable - Asbestos	—	25.0	25.0
Accounts payable and accrued liabilities	85.7	1.7	87.4
Asbestos liability	—	(106.3)	(106.3)
Australian Taxation Office - amended assessment	(197.4)	—	(197.4)
Other accrued liabilities	(24.2)	—	(24.2)

Net cash provided by (used in) operating activities	$438.7	$(51.5)	$387.2

Cash Flows From Investing Activities
Purchases of property, plant and equipment	(35.8)	—	(35.8)
Proceeds from sale of property, plant and equipment	0.3	—	0.3
Deposit on acquisition	(14.4)	—	(14.4)

Net cash used in investing activities	$(49.9)	$—	$(49.9)

Cash Flows from Financing Activities
Proceeds from long-term borrowings	160.0	—	160.0
Repayments of long-term borrowings	(219.0)	—	(219.0)
Proceeds from issuance of shares	11.0	—	11.0
Common stock repurchased and retired	(19.0)	—	(19.0)
Dividends paid	(17.4)	—	(17.4)

Net cash used in financing activities	$(84.4)	$—	$(84.4)

Effect of exchange rate changes on cash	(6.1)	—	(6.1)

Net increase (decrease) in cash and cash equivalents	298.3	(51.5)	246.8
Cash and cash equivalents at beginning of period	18.6	—	18.6

Cash and cash equivalents at end of period	$316.9	$(51.5)	$265.4

Components of Cash and Cash Equivalents
Cash at bank and on hand	307.6	(51.5)	256.1
Short-term deposits	9.3	—	9.3

Cash and cash equivalents at end of period	$316.9	$(51.5)	$265.4

Management’s Analysis of Results: James Hardie – 4th Quarter and Full Year FY12	21

Forward-Looking Statements

This Management’s Analysis of Results contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the SEC, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.

Examples of forward-looking statements include:

•	statements about the company’s future performance;

•	projections of the company’s results of operations or financial condition;

•	statements regarding the company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or our products;

•	expectations concerning the costs associated with the suspension or closure of operations at any of the company’s plants and future plans with respect to any such plants;

•	expectations that the company’s credit facilities will be extended or renewed;

•	expectations concerning dividend payments and share buy-backs;

•	statements concerning the company’s corporate and tax domiciles and potential changes to them, including potential tax charges;

•	statements regarding tax liabilities and related audits, reviews and proceedings;

•	statements as to the possible consequences of proceedings brought against the company and certain of its former directors and officers by the Australian Securities and Investments Commission (ASIC);

•

expectations about the timing and amount of contributions to the Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

•	expectations concerning indemnification obligations;

•	statements about product or environmental liabilities; and

•

statements about economic conditions, such as economic or housing recovery, the levels of new home construction, unemployment levels, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

Forward-looking statements are based on the company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form 20-F filed with the US Securities and Exchange Commission on 29 June 2011, as amended by the Form 20-F/A filed on 14 July 2011, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to the AICF, any shortfall in the AICF and the effect of currency exchange rate movements on the amount recorded in the company’s financial statements as an asbestos liability; governmental loan facility to the AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the transfer of the company’s corporate domicile from The Netherlands to Ireland to become an Irish SE including employee relations, changes in corporate governance and potential tax benefits; currency exchange risks; dependence on customer preference and the concentration of the company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favorable to the company, or at all; acquisition or sale of businesses and business segments; changes in the company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the company’s reports filed with Australian, Irish and US securities agencies and exchanges (as appropriate). The company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the company’s current expectations concerning future results, events and conditions.

Management’s Analysis of Results: James Hardie – 4th Quarter and Full Year FY12	22